Ref. No : 052/E00-E0O/FIN/14

19 March 2014

Otoritas Jasa Keuangan ("OJK")

U.p.: Ibu Nurhaida, Kepala Eksekutif Pengawas Pasar Modal

(Ex. Badan Pengawas Pasar Modal dan Lembaga Keuangan)

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re.: Report Pursuant to Regulation X.M.1

Dear Madam,

PT Indosat Tbk. ("Indosat") has sold 239,826,310 shares of PT Tower Bersama Infrastructure Tbk. ("TBIG") ("Transaction"). With respect to the Transaction, we set out below the relevant information as required under Regulation X.M.1 on Disclosure Requirements for Certain Shareholders, attachment to Decree of the Chairman of Bapepam No. Kep-82/PM/1996 dated 17 January 1996 ("Regulation X.M.1").

1.

Identity

PT Indosat Tbk. (established under the laws of the Republic of Indonesia)

Address:

Jalan Medan Merdeka Barat No. 21, Central Jakarta 10110, Indonesia

2.

Number of Shares Sold

Indosat has sold 239,826,310 shares of TBIG.

Following the sale, Indosat will no longer own shares in TBIG.

3.

Sale Price per Share

The sale price per share is IDR5,800 per share. Therefore, the total sale price was IDR1,390,992,598,000.

4.

Date of Transaction

19 March 2014

5.

Purpose of the Transaction

To Realize investment

Yours sincerely,

PT Indosat Tbk

By     : _________________________

Name: Alexander Rusli

Title  : President Director & CEO

Copied to:

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Bapak Sugianto, Direktur Penilaian Keuangan Perusahaan, Sektor Jasa, OJK

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Direksi PT Bursa Efek Indonesia (IDX)

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Corporate Secretary PT Tower Bersama Infrastructure Tbk.

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PT Bank Rakyat Indonesia (Persero) Tbk. sebagai wali amanat PT Indosat Tbk.